RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2012	2011	2010	2009	2008

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$2,296	$2,323	$1,964	$1,442	$1,685
Capitalized interest	(70)	(62)	(62)	(55)	(44)
Depreciation of capitalized interest	20	22	18	17	17
Dividends from less than 50%-owned companies carried at equity	7	6	9	11	24
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$2,253	$2,289	$1,929	$1,415	$1,682
Fixed charges
Interest on long-term and short-term debt	$141	$145	$118	$133	$198
Capitalized interest	70	62	62	55	44
Rental expenses representative of an interest factor	39	38	$37	$37	$37
Total fixed charges	$250	$245	$217	$225	$279

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$2,503	$2,534	$2,146	$1,640	$1,961
RATIO OF EARNINGS TO FIXED CHARGES	10.0	10.3	9.9	7.3	7.0